

June 29, 2022

Kristopher R. Westbrooks
Chief Financial Officer
TimkenSteel Corporation
1835 Dueber Avenue SW
Canton, Ohio 44706

  **Re: TimkenSteel Corporation**
    **Form 10-K for the Fiscal Year Ended December 31, 2021**
    **Filed February 24, 2022**
    **File No. 001-36313**

Dear Mr. Westbrooks:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 24

1. We note that you present base sales, representing net sales adjusted to exclude raw material and natural gas surcharges. We further note from your disclosures on page 8 that the majority of your customer agreements contain surcharge pricing provisions that are designed to enable you to recover raw material cost increases. Please clarify the nature of the items included in the surcharge adjustment. In doing so, specify if the adjustment represents true pass-through costs strictly for customers with surcharge pricing provisions and clarify, if true, that the surcharge mechanism has no impact on the dollar amount of your gross profit. Pursuant to Item 10(e)(1)(i)(D) of Regulation S-K, clearly disclose how management uses this measure. In regards to the apparent metrics disclosed on a per ton basis, also disclose why the metrics are useful to investors, how management uses them, and any material estimates or assumptions underlying the metrics or

their calculation.

Note 2 - Significant Accounting Policies
Revenue Recognition, page 42

2.    Please address the following comments related to your revenue recognition policy and disclosures:

 • Revise to provide all material disclosures required by ASC 606-10-50-12 and ASC 606-10-50-18 through -19 regarding your performance obligations.  In doing so, specify when you satisfy your performance obligations, such as upon shipment and delivery, and disclose the significant judgments made in evaluating when customers obtain control of your goods or services.  In regards to the "custom" and "tailored" products described on page 3, clarify why they do not qualify for over time revenue recognition under ASC 606-10-25-7(c).  Also disclose how you account for shipping and handling activities.

 • We note your disclosures on page 3 that you supply machining and thermal treatment services and manage raw material recycling programs.  Quantify for us the amount of these service revenues.  Tell us and disclose, to the extent material, your revenue recognition policies for these services, including how you identified your performance obligations under ASC 606-10-25-14 and when you satisfy your performance obligations under ASC 606-10-25-23 through -30.

 • Revise to provide all material disclosures required by ASC 606-10-50-8 through -10 regarding any contract assets and liabilities.

Note 15 - Retirement and Postretirement Plans, page 59

3.    We note your disclosure on page 62 that you completed a full remeasurement of the pension obligation and plan assets associated with your Salaried Plan during each quarter of 2021 based on projections for the cumulative cost of lump sum payments.  You further disclose that full remeasurements were "also required" during each quarter of 2020.  Citing authoritative accounting guidance, where applicable, please clarify for us why full remeasurements were required during each 2020 and 2021 quarter.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing